Filed by FIRSTFED AMERICA BANCORP, INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  FIRSTFED AMERICA BANCORP, INC.
                                                   (Commission File No. 1-12305)


ON OCTOBER 7, 2003, WEBSTER FINANCIAL CORPORATION AND FIRSTFED AMERICA BANCORP, INC. JOINTLY ISSUED THE FOLLOWING PRESS RELEASE:


FOR IMMEDIATE RELEASE

WEBSTER CONTACTS:

MEDIA: Clark Finley, 203-578-2429         INVESTORS:  Terry Mangan, 203-578-2318
       cfinley@websterbank.com                        tmangan@websterbank.com
       -----------------------                        -----------------------

FIRSTFED CONTACT:

       Philip Campbell, 508-235-1361
       pgcampbe@firstfedamerica.com
       ----------------------------


               WEBSTER TO ACQUIRE FIRSTFED AMERICA BANCORP, INC.,
                     BROADENS SOUTHERN NEW ENGLAND FRANCHISE

 {NOTE: CONFERENCE CALL AT 10:00 A.M. TODAY, OCTOBER 7; INFORMATION ON PAGE 3.}
 ------------------------------------------------------------------------------


WATERBURY, Conn., October 7, 2003 - Webster Financial Corporation (NYSE:WBS), the holding company for Webster Bank, today announced that it has reached a definitive agreement to acquire FIRSTFED AMERICA BANCORP, INC. (AMEX:FAB), headquartered in Swansea, Massachusetts, the holding company for First Federal Savings Bank of America. The agreement is a combination cash and stock transaction valued at approximately $465 million, or $24.50 per common share of FIRSTFED stock, payable 60% in Webster stock and 40% in cash.

Upon completion of the acquisition, FIRSTFED shareholders will be entitled to receive either 0.5954 shares of Webster common stock or $24.50 in cash for each share of FIRSTFED common stock, subject to proration.

The combined bank would rank as the 46th largest in the United States, with $16 billion in assets, market capitalization of $2.2 billion and a 141-branch retail footprint in Connecticut, Massachusetts and Rhode Island.


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"Our partnership with FIRSTFED is a union with people we know well and trust, and whose strategic goals are highly compatible with our own," said James C. Smith, Webster chairman and chief executive officer. "Together, Webster and FIRSTFED create a powerful franchise stretching across Southern New England from lower Fairfield County through Connecticut and Rhode Island to southeastern Massachusetts. The merger opens new opportunities and establishes a platform for future growth in the region."

FIRSTFED AMERICA BANCORP is a federally chartered savings and loan holding company with $2.7 billion in assets at June 30, 2003 and 26 branches, 19 in Massachusetts and 7 in Rhode Island.

The purchase price is 2.08 times FIRSTFED's book value and represents a premium of 22.4 per cent to deposits, excluding jumbo certificates of deposit. The acquisition is expected to contribute positively to Webster's earnings per share immediately, excluding one-time merger-related costs in 2004.

FIRSTFED and Webster will merge operations, and existing FIRSTFED branches will be renamed as branches of Webster Bank. Both companies have similar structures with extensive consumer, mortgage and commercial banking operations, and both also have insurance agencies and trust companies. Webster intends to retain the existing FIRSTFED branch locations and all customer service personnel.

Robert F. Stoico, FIRSTFED chairman, president and chief executive officer, will be Webster's chairman and chief executive officer for the Massachusetts and Rhode Island region, and he will join the board of directors of Webster Financial Corporation and Webster Bank. FIRSTFED executive vice president, chief operating officer and chief financial officer Edward A. Hjerpe III, will serve as president and chief operating officer of the Massachusetts and Rhode Island region.

FIRSTFED Chairman Stoico said, "In considering strategic alternatives, our board of directors placed great value on the compatibility of Webster's strategy and culture and on leadership that will enable us to compete effectively as a regional financial services company. This partnership is excellent news for our shareholders, customers and the communities FIRSTFED serves."

In connection with the merger, Webster plans to deleverage its balance sheet by up to $1.5 billion through a combination of investment portfolio reduction, loan sales or securitization. The deleveraging will improve the combined company's funding mix and accelerate Webster's transition to a commercial bank.

Excluding estimated one-time merger-related costs of $3.1 million, but including the impact of balance sheet restructuring, Webster expects its 2004 diluted GAAP earnings per share will reflect approximately 1.0% accretion, including anticipated cost savings. For 2005, the first full year of combined operations, Webster expects the transaction to be 1.4% accretive to its diluted GAAP earnings per share. Webster has identified over $9


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million of revenue enhancement opportunities, but has not factored them into its projections.

The definitive agreement, which was unanimously approved by FIRSTFED's board of directors, is subject to approval by regulatory authorities and FIRSTFED's shareholders. Webster expects the transaction to close in the first quarter of 2004.

Lehman Brothers Inc. served as financial advisor to Webster and Keefe, Bruyette & Woods, Inc. and Sandler O'Neill & Partners, L.P. served as financial advisors to FIRSTFED.

                                       ***

Conference Call
---------------

Webster and FIRSTFED will have a conference call regarding this announcement at 10:00 a.m. Eastern time today, Tuesday, October 7. The conference call may be heard through Webster's investor relations website, www.wbst.com, or in listen-only mode by calling 1-877-679-9054 (access code 287192). A copy of the investor presentation for this conference call also will be available at www.wbst.com. The call will be archived on the website and be available for future retrieval, and it will also be available by telephone replay for one week at 1-800-615-3210 (access code 287192).


Webster Financial Corporation is the holding company for Webster Bank and Webster Insurance. With $14 billion in assets, Webster Bank provides business and consumer banking, mortgage, insurance, trust and investment services through 110 banking offices, 220 ATMs, a Connecticut-based call center and the Internet. Webster Financial Corporation is majority owner of Chicago-based Duff & Phelps, LLC, a leader in financial advisory services. Webster Bank owns the asset-based lending firm, Whitehall Business Credit Corporation, the insurance premium finance company, Budget Installment Corp., Center Capital Corporation, an equipment finance company headquartered in Farmington, Connecticut and Webster Trust Company, N.A.


Forward-Looking Statement
-------------------------

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the benefits of the FIRSTFED acquisition, including future business opportunities and financial results, and the companies' intentions with respect to the combined company. These forward-looking statements are based upon current beliefs and expectations and are subject to business, economic and other uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from the anticipated results as a result of various factors, including among others:
(1) the failure to successfully integrate the two companies'


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                                       4

businesses, or to integrate them in a timely manner; (2) the failure to achieve anticipated cost savings, or to achieve such savings in a timely manner; (3) costs, customer loss and business disruption in connection with the acquisition or the integration of our companies may be greater than expected; (4) failure to obtain governmental approvals without adverse regulatory conditions; (5) risks associated with the proposed balance sheet deleveraging; (6) difficulties associated with achieving expected future financial results; and (7) failure of the FIRSTFED stockholders to approve the acquisition. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, including those relating to the businesses of Webster and FIRSTFED generally, are discussed in Webster's and FIRSTFED's reports filed with the SEC (accessible on the SEC website at http://www.sec.gov, on Webster's website at http://websteronline.com and on FIRSTFED's website at http://www.firstfedamerica.com). Webster and FIRSTFED do not undertake any obligation to update any forward-looking statements to reflect changes in beliefs, expectations or events.

The proposed transaction will be submitted to FIRSTFED's stockholders for their consideration. Webster and FIRSTFED will file with the SEC a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of FIRSTFED are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Webster and FIRSTFED, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Terrence K. Mangan, Senior Vice President/Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, CT 06702
(203) 578-2318 or to Edward A. Hjerpe, Chief Operating Officer and Chief Financial Officer, FIRSTFED AMERICA BANCORP, INC., ONE FIRSTFED PARK, Swansea, MA 02777 (508) 679-8181.

FIRSTFED and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FIRSTFED in connection with the merger. Information about the directors and executive officers of FIRSTFED and their ownership of FIRSTFED common stock is set forth in the proxy statement, dated June 26, 2003, for FIRSTFED's 2003 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of such participants may be obtained by reading the proxy statement/prospectus when it becomes available.